Exhibit (h)(1)(xii)
AMENDMENT TO
TRANSFER AGENCY AND SERVICE AGREEMENT
     AMENDMENT, dated June 24, 2014 and effective April 1, 2014, to the Transfer Agency and Service Agreement (the “Agreement”) entered into on October 3, 2008, as amended, by and between Allianz Funds Multi-Strategy Trust (the “Fund”), on behalf of each Portfolio as listed on Schedule A to the Agreement and Boston Financial Data Services, Inc. (the “Transfer Agent”). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Agreement.
     WHEREAS, pursuant to the Agreement, the Fund has appointed the Transfer Agent as transfer agent, dividend disbursing agent and agent in connection with certain other activities, as set forth in the Agreement, of the Fund and the Portfolios; and
     WHEREAS, the Fund and the Transfer Agent desire to amend certain provisions of the Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the Fund and the Transfer Agent hereby agree to amend the Agreement pursuant to the terms thereof, as follows:
I. Term.
Section 12 of the Agreement is hereby amended by replacing the first three sentences of Section 12.1 with the following:
“The initial term of this Agreement (the “Initial Term”) shall be April 1, 2014 through March 31, 2019. Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive periods of one year each (“Renewal Term”).”
II. Fees.
The Fee Schedule (Schedule 3.1) to the Agreement, which was previously amended April 1, 2011, is replaced and superseded with the attached Schedule 3.1 effective April 1, 2014, which shall continue in effect until amended by the parties hereto.
III. Service Level Standards.
Section 1.5 of the Agreement is hereby deleted.

IV. Standard of Care.
Section 9 of the Agreement is hereby amended and restated to read as follows:
“The Transfer Agent shall at all times act in good faith and agrees to use commercially reasonable best efforts to ensure the accuracy of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including encoding and payment processing errors, unless said errors are caused by its negligence, bad faith, or willful misconduct or that of its employees or agents. The parties agree that any encoding or payment processing errors shall be governed by this standard of care and that Section 4-209 of the Uniform Commercial Code is superseded by Section 9 of this Agreement. The standard of care under this Section 9 also shall apply to Exception Services, as defined in Section 2.3 herein. Notwithstanding the foregoing, the Transfer Agent’s aggregate liability during any term of this Agreement with respect to, arising from or arising in connection with this Agreement, or from all services provided or omitted to be provided by the Transfer Agent under this Agreement for all of the Portfolios subject to this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the aggregate of the amounts actually received hereunder by the Transfer Agent as fees and charges (including reimbursable expenses of up to $1 million) during the twelve (12) calendar months immediately preceding the first event for which recovery from the Transfer Agent is being sought, or if this Agreement has been in place for less than twelve (12) months, the amount of fees and charges (including reimbursable expenses of up to $1 million) received by the Transfer Agent under the Agreement for such period. The foregoing limitation on liability shall not apply to any loss or damage resulting from any fraud committed by the Transfer Agent or its employees or agents or any intentional malevolent acts by the Transfer Agent’s employees. For purposes of this Section 9, “intentional malevolent acts” shall mean those acts undertaken purposefully under the circumstances in which the person knows or has reason to believe that such acts violate this Agreement and are likely to cause damage or harm.”
V. Anti-Corruption.
Section 11.8 of the Agreement (as added by previous amendment) is hereby amended and restated to read as follows:
“11.8 Anti-Corruption. Each party to this Agreement hereby agrees that it shall not knowingly commit, authorize or permit any action which would cause the other party to be in violation of any applicable anti-bribery laws or regulations. Each party agrees that it will not knowingly offer or give, or agree to give, to any employee, representative or third party acting on behalf of the other party, nor knowingly accept, or agree to accept, from any employee, representative or third party acting on behalf of the other party, any unlawful payment, unlawful compensation or unlawful remuneration, be it monetary or other thing of value, in connection with the negotiation, execution, conclusion or the performance of this Agreement. The parties shall promptly notify each other if they become aware of any breach of this provision, and a breach of this provision shall be considered cause for termination by the non-breaching party under Section 12.7 of the Agreement.”

III. Other.
     This Amendment may not be assigned by either party without the consent of the other party.
     Except as expressly provided herein, the Agreement shall remain in full force and effect in accordance with its terms.
     All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.
IV. Effectiveness
     Upon its execution, this Amendment shall be effective as of the effective date noted above. This Amendment may be executed in counterparts, each of which shall be deemed to be an original.
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     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ Julian Sluyters

Name:	Julian Sluyters
Title:	President and Chief Executive Officer

BOSTON FINANCIAL DATA SERVICES, INC.

By: Name:	/s/ Tracy W. Shelby Tracy W. Shelby
Title:	Managing Director
U.S. Mutual Fund Transfer Agency Services
Boston Financial Data Services

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